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                            September 9, 2022

       Ross DiMaggio
       Chief Financial Officer
       AmeriCrew Inc.
       21 Omaha Street
       Dumont, NJ 07628

                                                        Re: AmeriCrew Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 15,
2022
                                                            Form 10-Q for the
Quarterly Period Ended June 30, 2022
                                                            Filed August 22,
2022
                                                            File No. 000-56176

       Dear Mr. DiMaggio:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Evaluation of Disclosure Controls and Procedures, page 54

   1.                                                   Please amend your
filing to include management   s conclusion regarding the effectiveness
                                                        of disclosure controls
and procedures as of December 31, 2021, as required by Item 307 of
                                                        Regulation S-K.
       Index to Consolidated Financial Statements
       Consolidated Balance Sheets, page F-3

   2.                                                   Please revise the
Common stock    line item caption to disclose 290,340 shares
                                                        outstanding at December
31, 2020, consistent with your stockholders    equity presentation
                                                        on page F-5. Also
consistent with page F-5, please change here the    Total Stockholders
 Ross DiMaggio
FirstName
AmeriCrewLastNameRoss    DiMaggio
           Inc.
Comapany 9,
September NameAmeriCrew
             2022          Inc.
September
Page 2    9, 2022 Page 2
FirstName LastName
         (deficit) equity    balance at December 31, 2021 from ($2,520,475) to
($2,381,222).
Consolidated Statements of Operations, page F-4

3. We note that cost of revenue excludes all depreciation, resulting in your presentation of
         income in the form of    gross profit    before depreciation expense.
Please revise to remove
            gross profit    and relabel    cost of revenue    to    cost of
revenue, exclusive of depreciation
         shown separately below,    as required by SAB Topic 11.B. Likewise,
please revise your
         disclosures on page 49 of MD&A to remove all discussion of gross profit margin measures and related trends. Similarly, this comment applies to your March 31, 2022 and
         June 30, 2022 Form 10-Qs.
4.       Please insert the    operating (loss) income    subtotal amounts
consistent with Rule 4-03(a)
         of Regulation S-X.
5. We note your disclosure on page F-18 that all preferred stock converted into common stock on December 21, 2021, or 15,474,084 more common shares added to the existing
         290,340 common shares outstanding for all of fiscal 2021. Given these facts and the guidance in ASC 805-40-45-4, please tell us how you calculated 1,943,735 weighted-
         average common shares outstanding in computing loss per share for fiscal 2021. This comment also applies to all comparative 2021 interim periods included in the unaudited condensed consolidated statements of operations of your March 31, 2022 and June 30,
         2022 Form 10-Qs. In all instances, you reported 15,764,424 weighted-average common shares outstanding for each 2021 interim period.
Consolidated Statements of Stockholders' Equity (Deficit), page F-5

6. Since it appears the 2021 recapitalization did not generate any equity cash proceeds, please explain your allocation of $282,450 of recapitalization expenses to equity as a charge against additional paid-in capital, and cite the relevant accounting guidance.
Consolidated Statements of Cash Flows, page F-6

7. Please revise your statement of cash flows for the year ended December 31, 2020 to reconcile from net income of $418,917 as presented on page F-4 to net cash provided from operating activities of $644,213. Similarly, this comment applies to the unaudited cash flow statement for the six months ended June 30, 2021 on page 6 of your June 30,
         2022 Form 10-Q. We refer you to ASC 230-10-45-2.
Form 10-Q for the Quarterly Period Ended June 30, 2022

Condensed Consolidated Statements of Stockholders' Deficit (Unaudited), page 5

8. We note that unaudited condensed consolidated statements of stockholders' deficit were not provided for all periods presented on the income statement on page 4, as required in
         Rule 8-02 of Regulation S-X and/or guidance for interim financial statements outlined in
         Rule 8-03(a)(5) of Regulation S-X. The same observation applies to page 5 of your
 Ross DiMaggio
AmeriCrew Inc.
September 9, 2022
Page 3
         March 31, 2022 Form 10-Q. Please amend both 10-Q filings accordingly. Condensed Consolidated Statements of Cash Flows (Unaudited), page 6

9. We note that the net operating cash flow total for the current interim period should be negative $1,707,973. Please revise and on page 18 also revise the related discussion of period-over-period change in cash flows used by operating activities. Exhibits

10. We could not locate Exhibits 31.1, 31.2, and 32.1 required by Item 601 of Regulation S-
         K. Please amend your filing to include them.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or
Shannon
Menjivar, Accounting Branch Chief at (202) 551-3856 with any questions.



FirstName LastNameRoss DiMaggio                               Sincerely,
Comapany NameAmeriCrew Inc.
                                                              Division of
Corporation Finance
September 9, 2022 Page 3                                      Office of Real
Estate & Construction
FirstName LastName